NOTICE OF ANNUAL GENERAL MEETING

The Annual General Meeting (the “Meeting”) of the shareholders of Leading Brands, Inc. (the “Company”) will be held on Thursday, June 26, 2008 in the Thurlow Room, 1111 West Georgia Street, Vancouver, British Columbia, Canada, at the hour of 10:00 a.m. (local time in Vancouver, B.C.) for the following purposes:

1.	to receive the financial statements and the Auditors’ Report for the fiscal year ended February 29, 2008;

2.	to appoint auditors and to authorize the directors to fix the auditors’ remuneration;

3.	to elect Directors;

4.	to approve the right of the Directors to grant replacement stock options for those that expire from time to time, and authority to act in all other matters relating to stock based compensation;

5.	to transact such other business as may properly come before the Meeting.

Accompanying this Notice of Meeting is an Information Circular, Instrument of Proxy and Financial Statements for the fiscal year ended February 29, 2008. The Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is incorporated by reference into and deemed to form part of this Notice.

A registered shareholder who is unable to attend the Meeting in person is entitled to appoint a proxyholder to attend and vote in his stead. If you cannot be personally present, please refer to the notes accompanying the form of proxy enclosed and then complete and deposit the form of proxy with Computershare within the time set out in the notes, as set out below. The form of proxy must be signed by the registered shareholder or by his or her attorney authorized in writing, or, if the registered shareholder is a corporation, by an officer or director thereof as an authorized signatory.

The completed form of proxy must be deposited at the office of Computershare and must be received at least 48 hours before the time of the Meeting (excluding Saturdays, Sundays and holidays), or any adjournment thereof, or with the Chairman of the Meeting prior to commencement.

The enclosed form of proxy is solicited by management but you may amend it, if you so desire, by striking out the names of the management proxyholders shown and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, the 23rd day of May, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Ralph McRae

Ralph D. McRae,
Chairman and Chief Executive Officer